Exhibit 99.213

The Black Student Fund, Latino Student Fund and NexTech AR Partner to Create Free Interactive K-12 Independent School Fair for Students of Color

NexTech AR will help create a virtual fair offering resources, presentations, workshops and more to help students of color explore independent education options

Vancouver B.C. – September 24th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events is pleased to announce that the Black Student Fund (BSF) and Latino Student Fund (LSF) have chosen NexTech’s InfernoAR platform for its 48th Annual School Fair on October 11, 2020.

The BSF and LSF Annual School Fair is a forum for Washington metropolitan area families seeking information about independent school education. The annual event draws students, teachers and administrators from more than 70 local and national independent schools and educational programs in an effort to provide students of color with more accessible insight and guidance on the independent education options available to them.

This year’s school fair is the first to be held virtually and will be available through NexTech’s Inferno AR platform, a comprehensive all-in-one platform, to simplify accessibility and maintain the interactive spirit of the event. The one-day event will feature a number of workshops, chat rooms, recorded content, a digital resources library and participant incentives to guide students through the application process and financing solutions for independent education options.

“In the wake of the COVID-19 pandemic, our team at BSF and LSF was challenged with creating a virtual version of our 3000 in-person event. With NexTech AR, we will be able to create an elevated event experience beyond what our in-person school fairs have offered in years past and enable multiple new ways for families to learn about educational opportunities available to their children,” said Leroy Nesbitt, Executive Director, The Black Student Fund. “This technology will facilitate not only school to family connections but provide a way for us to feed our families with information about admissions and financial aid crucial to process to matriculation to independent schools.”

Evan Gappelberg, CEO of NexTech comments, “We are thrilled to be working with such an esteemed non-profit as the Black Student Fund and look forward to creating an event that doesn’t just show what options are out there for independent education, but gets students of color excited about and better prepared for taking the next step with these options.” He continues, “COVID-19 has created a huge challenge for non-profits who have been forced to serve their communities virtually and who lose out on the personal interaction that in-person events tend to have – an important aspect for students who are already faced with virtual learning challenges. Our InfernoAR platform is perfectly suited to solve this challenge by offering not only video conferencing but a full platform with easy to find resources and augmented reality for 3D object interactions and visuals.”

The Black Student Fund was forged in a prescient move after the historic Brown v. Board decision and has become a leader in education equity in the nation’s capital and its environs.  BSF accepts applications from highly motivated scholars and provides a host of services that support Scholar matriculation at, and the graduation from, our 53-member independent schools. BSF recruits a significant number of our Scholars from the Black Student Fund/Latino Student Fund Annual School Fair.  The Latino Student Fund was founded in 1994 to address disparities in access to education for underrepresented students in Washington, DC, and has since served more than 4,000 youth across its programs.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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